UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

4 April 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press release:

The agenda for the Annual General Meeting of Shareholders, 3 April 2006

TNT N.V. - Buyback of ordinary shares, 4 April 2006

3 April 2006

The agenda for the Annual General Meeting of Shareholders, 3 April 2006

Please find attached for your information the agenda for the Annual General Meeting of

Shareholders to be held on Thursday 20 April 2006 at 2 p.m. in Radisson SAS Hotel Amsterdam Airport in the Netherlands.

A copy of this document is also published on our website www.tnt.com since 23 March 2006.

AGENDA

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TNT N.V.

With its corporate seat in Amsterdam (the Netherlands)

ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on Thursday 20 April 2006 at 2 p.m. in Radisson SAS Hotel Amsterdam Airport, Boeing Avenue 2, Schiphol-Rijk, the Netherlands

Dear Shareholder,

It is my pleasure to invite you on behalf of TNT to attend the Annual General Meeting of Shareholders on Thursday 20 April 2006 at the Radisson SAS Hotel Amsterdam Airport, Boeing Avenue 2, Schiphol-Rijk, the Netherlands, starting at 2.00 p.m.

2005 proved a challenging year for TNT. In January, we completed the repurchase of 20.7 million ordinary shares from the State of the Netherlands. The subsequent sale of another 43.4 million shares by the State in July reduced its shareholding in TNT to about 10%. In July we also announced the sale of the French Logistics business. In September, we announced that, on behalf of the Supervisory Board, the Audit Committee took the lead in our tax investigations. In December, TNT announced a broad range of initiatives, including exiting the logistics business and a €1 billion share repurchase, and to sharpen the strategic focus on TNT’s core competency of providing delivery services by managing transport networks like Mail, Express and Freight Management. Mid December we announced that Henk van Dalen, currently CFO of Dutch chemical company DSM, will join us as CFO succeeding Jan Haars.

In the last few years we have executed all necessary actions to comply with almost all best practice recommendations of the Dutch Corporate Governance Code. We are therefore pleased that in a study conducted by the Association of Dutch Stockholders (VEB) dated 9 December 2005, it was concluded that TNT was the leader of the AEX and AMX funds in complying with the Dutch Corporate Governance Code. Extensive information regarding Corporate Governance can be found in chapter 7 of the annual report and on the website of TNT at www.tnt.com under “Corporate Governance”.

As of last year TNT reports on corporate sustainability in a separate report. We are delighted that in our first year of being included in the Dow Jones Sustainability Index (DJSI), TNT ended up being industry leader. This recognition validates our approach to sustainability and will serve as a foundation for further improvement. The Corporate Sustainability Report 2005 can be viewed at our website www.tnt.com under “Corporate Sustainability”.

Enclosed you will find the agenda and the explanatory notes to the agenda of the Annual General Meeting of Shareholders. The annual report, the financial statements and Form 20-F 2005 can be viewed on the TNT website at www.tnt.com.

TNT values greatly its shareholders participating actively in the discussions and decision-making at the Annual General Meeting of Shareholders. If you wish to attend the Annual General Meeting of Shareholders, you can register as from 23 March 2006 in the manner described in the explanatory notes to the agenda. If you are unable to attend in person, you can file an electronic proxy on the TNT website or submit a written proxy. For further information please refer to the explanatory notes to the agenda and the information provided on the TNT website at www.tnt.com.

This year again the meeting can be watched “live” via a web cast. You can register for the web cast on the TNT website at www.tnt.com.

TNT is committed to maintain a strong relationship with its shareholders. I look forward to seeing many of you on 20 April 2006 at Radisson SAS Hotel Amsterdam Airport.

Yours faithfully,

Chairman of the TNT Supervisory Board

4	Annual General Meeting of Shareholders / Agenda

AGENDA

1	Opening and announcements

2	Presentation by Mr. M.P. Bakker, Chief Executive Officer

3	Annual report 2005

4	Discussion of the Corporate Governance chapter in the annual report, chapter 7

5	Adoption of the 2005 financial statements* (Resolution)

6	Dividend
a. Consideration of the reserves and dividend guidelines
b. Determination and distribution of dividends (Resolution)

7	Release from liability of the members of the Board of Management (Resolution)

8	Release from liability of the members of the Supervisory Board (Resolution)

9	Notification of intended appointment of Mr. C.H. van Dalen as a member of the Board of Management;
re-appointment schedule Board of Management

10	Adoption of amendments to the remuneration policy for the Board of Management (Resolution)

11	Appointment of members of the Supervisory Board
a. Announcement of vacancies on the Supervisory Board
b. Opportunity to make a recommendation by the General Meeting of Shareholders
c. Announcement by the Supervisory Board of persons nominated for appointment
d. Proposal to appoint the persons nominated by the Supervisory Board (Resolution)
e. Announcement of vacancies on the Supervisory Board expected as per the close of the Annual General Meeting of Shareholders in 2007

12	Extension of the authority of the Board of Management to issue shares (Resolution)

13	Authorisation of the Board of Management to have the company acquire its own shares (Resolution)

14	Reduction of the issued capital by the cancellation of shares (Resolution)

15	Questions

16	Close

*The annual report and the financial statements of TNT N.V., which include the accountant’s certificate and other information to be provided in accordance with Section 392 paragraph 1 of Book 2 of the Dutch Civil Code, Form 20-F 2005 and explanatory notes are available for inspection at the offices of the company, Neptunusstraat 41-63 in Hoofddorp and of ING Bank N.V., Van Heenvlietlaan 220 in Amsterdam. At these locations copies may be obtained free of charge by shareholders and other persons entitled to take part in the meeting. The annual report, the financial statements and Form 20-F 2005 are also available at www.tnt.com.

5

EXPLANATORY NOTES TO THE AGENDA

ITEM 2	Presentation by Mr. M.P. Bakker, Chief Executive Officer
Mr. M.P. Bakker, Chief Executive Officer, will present the views of the Board of Management on the most important events in 2005.

ITEM 3	Annual report 2005
Under this agenda item, the annual report of the Board of Management on the 2005 financial year will be discussed, as will the report of the Supervisory Board.

ITEM 4	Discussion of the Corporate Governance chapter in the annual report, chapter 7
In accordance with the Dutch Corporate Governance Code (the “Code”), the contents of the chapter in the annual report on the corporate governance structure, the corporate governance policy of TNT N.V. and the statement on compliance with the best practice provisions may be discussed at the annual general meeting of shareholders each year on the initiative of the Board of Management or (a group of) shareholders. In line with the recommendation in the Code, we table the Corporate Governance chapter in the annual report for discussion at the Annual General Meeting of Shareholders. TNT N.V. complies with all the provisions of the Code except for two best practice provisions. This is explained in the annual report.

ITEM 5	Adoption of the 2005 financial statements (Resolution)
It is proposed that the financial statements drawn up by the Board of Management are adopted by the Annual General Meeting of Shareholders.

ITEM 6A	Consideration of the reserves and dividend guidelines
Based on the Code, the guidelines of TNT N.V. on additions to reserves and dividends (the level and purpose of the addition to the reserves, the amount of the dividend and the type of dividend) shall be dealt with and explained in the general meeting of shareholders as a separate agenda item. Reference is made to the reserves and dividend guidelines that can be found at our website www.tnt.com.

ITEM 6B	Determination and distribution of dividends (Resolution)
In accordance with the Articles of Association, the Board of Management determines, subject to approval by the Supervisory Board, which part of the profits will be added to the reserves. The part of the profits remaining after the appropriation to the reserves will be at the disposal of the Annual General Meeting of Shareholders. Within the scope of the reserves and dividend guidelines of TNT N.V. as discussed under item 6A of the agenda, the following proposal is made for the determination and distribution of dividend on ordinary shares. It is proposed to determine the dividends over 2005 at € 0.63 per ordinary share, duly noting that € 0.22 per ordinary share has already been paid as an interim dividend. An amount of € 0.41 per ordinary share therefore remains, which is proposed to be made payable as a final dividend on 28 April 2006.

ITEM 7	Release from liability of the members of the Board of Management (Resolution)
In accordance with Article 34 of the Articles of Association, the Annual General Meeting of Shareholders can release the members of the Board of Management from liability for their management insofar as such management is apparent from the financial statements.

ITEM 8	Release from liability of the members of the Supervisory Board (Resolution)
In accordance with Article 34 of the Articles of Association, the Annual General Meeting of Shareholders can release the members of the Supervisory Board from liability for their supervision insofar as such supervision is apparent from the financial statements.

ITEM 9	Notification of intended appointment of Mr. C.H. van Dalen as a member of the Board of Management;
re-appointment schedule Board of Management
Per 31 March 2006 Mr. J.G. (Jan) Haars resigns as member of the Board of Management. Mr. C.H. (Henk) van Dalen will be appointed as member of the Board of Management by the Supervisory Board as per the closure of the Annual General Meeting of Shareholders on 20 April 2006 for a period of four years. The Annual General Meeting of

6	Annual General Meeting of Shareholders / Agenda

	Shareholders is hereby informed of this intended appointment. As of 1 April 2006 until his appointment, Mr. C.H. van Dalen assumes the position of Acting Chief Financial Officer.

The Code provides that a member of the Board of Management is appointed for a maximum period of four years and that a member may be re-appointed for a term of not more than four years each time. The Supervisory Board has agreed on the following re-appointment schedule for the Board of Management:

		Annual General Meeting of Shareholders of:
	Mrs. M.C. Lombard	2008
	Mr. M.P. Bakker	2008
	Mr. H.M. Koorstra	2009

ITEM 10	Adoption of amendments to the remuneration policy for the Board of Management (Resolution)
	The Code provides that the remuneration policy, and material changes thereto, for the Board of Management proposed for the next financial year and subsequent years as specified in the remuneration report is to be submitted to the Annual General Meeting of Shareholders for adoption. The principal points of the remuneration report concerning the remuneration policy of the company can be found in the annual report in chapter 9 and in chapter 12, section 19 in the notes to the consolidated statement of income and also on the website, www.tnt.com.

ITEM 11A	Announcement of vacancies on the Supervisory Board
	In accordance with Article 27 of the Articles of Association, the Supervisory Board consists of at least seven and at most twelve members. The number of members is determined by the Supervisory Board. In accordance with the re-appointment schedule, as adopted by the Supervisory Board, Mr. R.W.H. Stomberg and Mr. J.M.T. Cochrane will resign as per the close of the Annual General Meeting of Shareholders to be held on 20 April 2006. The Supervisory Board has decided to create a position for a new member with extensive experience in Asia. In view hereof, there will be three vacancies to be filled on the Supervisory Board at the time of the close of the Annual General Meeting of Shareholders on 20 April 2006 in accordance with the profile made for the Supervisory Board. The profile for the Supervisory Board is available at www.tnt.com.

ITEM 11B	Opportunity to make a recommendation by the Annual General Meeting of Shareholders
	The Annual General Meeting of Shareholders may recommend persons to the Supervisory Board, with due observance of the relevant profile, to be nominated as a member of the Supervisory Board.

ITEM 11C	Announcement by the Supervisory Board of persons nominated for appointment
	On the condition that the Annual General Meeting of Shareholders makes no recommendations for other persons, the Supervisory Board announces that it nominates Mr. R.W.H. Stomberg, Mr. J.M.T. Cochrane and Mr. R. King to the Annual General Meeting of Shareholders for appointment to the Supervisory Board. The nominations of Mr. R.W.H. Stomberg, Mr. J.M.T. Cochrane and Mr. R. King are supported by the Central Works Council.

ITEM 11D	Proposal to appoint the persons nominated by the Supervisory Board (Resolution)
	On the condition that the Annual General Meeting of Shareholders makes no recommendations for other persons, the Supervisory Board proposes to appoint Mr. R.W.H. Stomberg, Mr. J.M.T. Cochrane and Mr. R. King as members of the Supervisory Board.

ITEM 11E	Announcement of vacancies on the Supervisory Board expected as per the close of the Annual General Meeting of Shareholders in 2007
	The Supervisory Board announces that, as per the close of the Annual General Meeting of Shareholders in 2007, Mr. R. Dahan, Mr. V. Halberstadt, and Mr. W. Kok will resign according to the re-appointment schedule.

7

Back to Contents

ITEM 12	Extension of the authority of the Board of Management to issue shares (Resolution)
Under Article 12 of the Articles of Association, the Board of Management may resolve to issue shares and to grant rights to subscribe to shares which resolutions are subject to the approval of the Supervisory Board and the holder of the special share. Pursuant to a resolution passed by the Annual General Meeting of Shareholders held on 7 April 2005, the authority of the Board of Management to issue shares and to grant rights to subscribe to shares, has been extended for a period expiring 18 months after 7 April 2005. Article 12 of the Articles of Association provides that the period during which this authority is valid is determined by resolution of the Annual General Meeting of Shareholders provided that the period does not exceed five years. The Annual General Meeting of Shareholders also determines the scope of this authority.

The authority as proposed by the Board of Management to issue shares and to grant rights to subscribe to shares in the company intends to maintain the current flexibility regarding the financing of the company through new equity. The issue of shares may also be of use to accomplish acquisitions without undue delay through a share exchange. It is proposed to extend the authority of the Board of Management as the body competent to issue shares and to grant rights to subscribe to shares for a period of 18 months from the date of this Annual General Meeting of Shareholders and therefore until 20 October 2007. The authority of the Board of Management regarding the issue of ordinary shares will again be limited to a maximum of 10 % of the issued capital plus a further issue up to 10 % of the issued capital in case an issue takes place in relation to a merger or an acquisition. The authority of the Board of Management to issue preference shares B will again not be limited.

ITEM 13	Authorisation of the Board of Management to have the company acquire its own shares (Resolution)
Under Article 15 of the Articles of Association, the company may acquire its own shares or depository receipts for such shares, pursuant to a resolution of the Board of Management that is subject to the approval of the Supervisory Board and, in case the acquisition amounts to more than 1% of the issued capital of ordinary shares, is subject to the approval of both the Supervisory Board and the holder of the special share. The Board of Management furthermore requires authorisation by the Annual General Meeting of Shareholders. Such authorisation will be valid for a period of no more than 18 months as of the date of this meeting. The Annual General Meeting of Shareholders issued such authorisation on 7 April 2005 for a term ending on 7 October 2006. It is proposed to again authorise the Board of Management to acquire ordinary shares in TNT N.V. or depositary receipts for such shares through purchases on a stock exchange or otherwise for a period of 18 months as of the date of this Annual General Meeting of Shareholders and therefore until 20 October 2007. The authorisation again relates to the maximum amount authorised by law at a share price of at least one eurocent (€ 0.01) and at a maximum share price equal to the quoted ordinary share price plus 10%. The quoted share price is defined as the average of the closing prices of the TNT N.V. share according to the Official Price List of the Euronext Amsterdam N.V. for a period of five trading days prior to the date of repurchase.

ITEM 14	Reduction of the issued capital by cancellation of shares (Resolution)
On 6 December 2005, TNT N.V. announced its intention to return capital to its shareholders by repurchasing ordinary shares (the Repurchase Program). The Repurchase Program is financed from available cash and committed bank facilities. Given the share buyback value of €1.0 billion, the approximate number of ordinary shares to be repurchased under the Repurchase Program is 42.6 million, calculated on the basis of the last trade prior to commencement of the Repurchase Program. The repurchase of shares in respect of the Repurchase Program commenced 6 December 2005.

In accordance with Article 16 of the Articles of Association, the Board of Management proposes, with the approval of the Supervisory Board, that the General Meeting of Shareholders resolves to reduce the issued capital through cancellation of such number of ordinary shares which TNT N.V. repurchased in respect of the Repurchase Program. The number of shares to be cancelled shall be published at www.tnt.com and will also be notified at the Annual General Meeting of Shareholders. Furthermore, the reduction of the issued capital shall be carried out in accordance with applicable regulation as stipulated by law and the Articles of Association.

8	Annual General Meeting of Shareholders / Agenda

What follows below is the information as meant in Section 142 paragraph 3 of Book 2 of the Dutch Civil Code regarding individuals recommended to be appointed or re-appointed as members of the Supervisory Board:

MR. J.M.T. COCHRANE

YEAR OF BIRTH
1944
PRESENT POSITIONS
Chairman of Avidex Ltd. and Chairman of SW London Strategic Health Authority
FORMER POSITIONS
Director Glaxo Wellcome plc, responsible for international operations, and former Executive Director of Glaxo Wellcome plc.
SHAREHOLDING
0
NATIONALITY
British
REASON
Mr. Cochrane is member of the Supervisory Board of TNT since 28 June 1998. Mr. Cochrane has been Vice Chairman of the Supervisory Board since 2 November 2001. Mr Cochrane has vast knowledge of international business, especially in the Anglo-Saxon world. He has experience in sales and marketing. His knowledge and expertise are of great value to TNT.

MR. R.W.H. STOMBERG

YEAR OF BIRTH
1940
PRESENT POSITION
Chairman of Management Consulting Group plc
FORMER POSITIONS
Managing Director of the Board of British Petroleum Company plc, Chief Executive of BP Oil International; Chairman of John Mowlem & Co plc, Chairman of Unipoly S.A., member of the Board of Scania AB, member of the Supervisory Board of Stinnes AG.
SUPERVISORY DIRECTORSHIPS AND OTHER POSITIONS
Mr. Stomberg is member of the Supervisory Board of Deutsche BP AG, Chairman of the Advisory Board of Hoyer GmbH and Non-Executive Director of Smit & Nephew plc, Reed Elsevier N.V. and Reed Elsevier plc., Chairman of the Supervisory Board of Lanxess AG.
SHAREHOLDING
0
NATIONALITY
German
REASON
Mr. Stomberg is a member of the Supervisory Board of TNT since 28 June 1998. Mr. Stomberg is a very experienced business man and has extensive knowledge of the international business world and the UK and German market in particular. His knowledge and expertise are of great value to TNT.

9

MR. R. KING

YEAR OF BIRTH
1940
FORMER POSITIONS
Mr. King is former President and Chief Executive Officer of Sa Sa International Holdings Limited, one of the largest cosmetics discount chains in Asia. Previously he fulfilled the position of Chairman and Chief Executive Officer of ODS System-Pro Holdings Limited Hong Kong, part of the CY Tung Group of Companies and was Managing Director and Chief Operating Officer of Orient Overseas International Limited.
SUPERVISORY BOARD DIRECTORSHIPS AND OTHER POSITIONS
Mr. King is Non-Executive Director of Arrow Electronics, Inc. (USA) and Orient Overseas International Limited (Hong Kong). He is a standing Committee Member of the Chinese People’s Consultative Conference of Zhijiang Provincial Committee and serves on various business and community committees. Mr. King is currently a visiting professor at the Zhejiang University in Hangzhou (China).
SHAREHOLDING
0
NATIONALITY
Chinese-American
REASON
Mr. King is a very seasoned international businessman with over 30 years experience in Asia and the USA. He fulfilled various executive management positions with responsibilities that included amongst others manufacturing and distribution of high-technology products. His knowledge and expertise will be of great value to TNT.

10	Annual General Meeting of Shareholders / Agenda

ATTENDANCE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

Record date and notification
The Board of Management has determined to recognise as persons entitled to take part in and to vote at the meeting, those persons who on 13 April 2006 (the Record Date), following the processing of all additions and withdrawals as at the Record Date, have those rights and are recorded in one of the registers designated thereto by the Board of Management. For holders of ordinary registered shares, the designated register will be the register of shareholders of TNT N.V., that is held by TNT N.V. and states the shareholders on the Record Date. For holders of ordinary bearer shares the designated register will be the records as per the Record Date of the bank or other institution associated with Euroclear Netherlands that keeps their shares registered in its administration.

As from today holders of ordinary registered shares who wish to attend the meeting in person or by proxy may notify the Board of Management in writing, to be received by the Board of Management ultimately on 13 April 2006.

As from today, holders of ordinary bearer shares who wish to attend the meeting in person or by proxy must, ultimately till 13 April 2006, 5 p.m., notify ING Bank N.V. in writing via their bank or via another institution associated with Euroclear Netherlands that keeps their shares registered in its administration and have that institution submit confirmation that the relevant shares are registered in their name on the Record Date. They will then be sent an admission ticket.

Proxy and voting instructions
Without prejudice to the above deposit and attendance notification provisions, the meeting and voting rights may be exercised by a written or electronic proxy-holder. Proxy forms are available free of charge at the offices of TNT N.V. and can also be found on the website www.tnt.com.

The written proxy, also containing voting instructions, must have been received by the Board of Management at the offices of TNT N.V., Neptunusstraat 41-63, 2132 JA Hoofddorp, the Netherlands, or at the offices of ING Bank N.V., Van Heenvlietlaan 220, 1083 CN Amsterdam, the Netherlands, ultimately on 13 April 2006, 5 p.m.

The electronic proxy, also containing voting instructions, must be returned electronically no later than on 14 April 2006, 11.59 p.m., via the webpage made available for that purpose on our website www.tnt.com. If you wish to avail yourself of this possibility, then you should:

1.	Ask your bank to deposit your TNT N.V. shares as described above.
2.	Register via the website www.tnt.com for the electronic proxy and voting instructions.
3.	After which you will receive a password via e-mail that you can use, only in combination with the deposit number you received from your bank, to complete and submit your electronic proxy and voting instructions via the website.
4.	You may submit or change your electronic proxy and voting instructions up to and including 14 April 2006, 11.59 p.m.
5.	Should you decide to personally attend the meeting anyway, you may withdraw your electronic proxy and voting instructions prior to the meeting at the registration desk.

Admittance
Persons entitled to take part in the meeting may be asked for identification prior to being admitted. Persons entitled to take part in the meeting are therefore asked to carry a valid identity document (such as a passport or driving licence).

11

P.O. Box 13000
1100 KG Amsterdam
The Netherlands

T +31 20 500 6455 (Investor Relations)
F +31 20 500 7515 (Investor Relations)
E investorrelations@tnt.com

www.tnt.com

4 April 2006

TNT N.V. - Buyback of ordinary shares

Further to the share buyback program announced on 6 December 2005, TNT N.V. announces that:

On April 3, 2006, it purchased 300,000 TNT N.V. ordinary shares at an average price of euro 28.8602 per share.

It is TNT's intention to cancel the repurchased shares.

TNT N.V. provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs over 128,000 people (over 161,000 people including the division Logistics which is intended to be divested). For 2005 the company reported € 10.1 billion in revenues (€ 13.6 billion including Logistics). TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York, and Frankfurt. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 4 April 2006